Robert C. Lyons Vice President & Chief Financial Officer Tel: 312.621.6633 Fax: 312.621.6644
October 5, 2006
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	GATX Financial Corporation
Form 10-K for the Year-Ended December 31, 2005
File No. 001-08319
Dear Ms. Cvrkel:
          We are enclosing our response to your letter dated September 22, 2006, which includes comments and requests for additional information resulting from the SEC’s review of our Annual Report on Form 10-K for the year-ended December 31, 2005.
          We hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We would be pleased to discuss any of your comments and our responses in further detail, at your convenience. If you have any questions or need additional information, please do not hesitate to call Bill Muckian, Vice President and Controller, at (312) 621-6402 or me at (312) 621-6633.

Sincerely,

/s/ Robert C. Lyons RCL/mm enclosure
cc:	D.A. Golden
W.M. Muckian

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
Form 10-K
Year-Ended December 31, 2005
File No. 001-08319
          In accordance with your request, our responses correspond to the comment numbers in your letter dated September 22, 2006. Please note throughout this response letter that “GATX” refers to GATX Corporation and “GFC” refers to GATX Financial Corporation.
Comment No. 1
          We note that you have shares of common stock and preferred stock outstanding as of December 31, 2005 and 2004. Although it appears from your disclosures elsewhere in the filing that GATX Corporation owns all your outstanding shares of stock, we believe that your notes to the financial statements should still include the disclosures required by SFAS No. 129. Please revise your notes to the financial statements in future filings to include the number of shares authorized, issued, and outstanding and the par value or stated value of those shares. Also, please disclose the rights and privileges of the various securities outstanding and any liquidation preferences of the preferred stock. See paragraphs 4-7 of SFAS No. 129.
Response No. 1
          We agree. In future filings, we will include all required disclosures for GFC’s shares of common and preferred stock, all of which are owned by GATX Corporation, in accordance with SFAS No. 129.

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
Form 10-K
Year-Ended December 31, 2005
File No. 001-08319
Comment No. 2
          We note that you present interest expense as “net” on the statements of income. In future filings, please revise your statements of income to separately present interest expense and interest income, to the extent the amounts are material. See Rule 5-03(b)(7) and (8) of Regulation S-X.
Response No. 2
          We agree. We have historically presented interest income earned from our loan portfolio on the Income Statement as part of Gross Income and netted interest income earned on cash deposits against interest expense. The amounts of interest income netted against interest expense were $2.5 million, $1.7 million and $5.7 million for 2005, 2004, and 2003, respectively. In future filings, we will separately present interest income and interest expense, if material.

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
Form 10-K
Year-Ended December 31, 2005
File No. 001-08319
Comment No. 3
          We note that several of the cash payments and receipts related to your financing activities are presented on a “net” basis rather than “gross” basis. Generally, we believe that information about the gross amounts of cash receipts and cash payments during a period is more relevant than information about the net amounts of cash receipts and payments. Please revise future filings so that your presentation of cash receipts and payments are presented on a gross basis, unless net presentation is allowed by paragraphs 11-13 of SFAS No. 95.
Response No. 3
          We agree that reporting gross amounts of cash receipts and cash disbursements is more relevant than reporting such amounts on a net basis. However, we believe that the cash receipts and disbursements reported in the financing activities section of the Consolidated Statements of Cash Flows meets the requirements of SFAS No. 95 in all material respects.
          “Net proceeds from issuance of debt” reflects debt issuance proceeds net of direct issuance costs, not the netting of proceeds and repayments of debt. We will modify this description in future filings to clarify this activity.
          “Net (decrease) increase in commercial paper and bank facilities” reflects cash receipts and payments related to debt, the original maturity of which is three months or less. We will modify this description in future filings to clarify that this amount is limited to activity for debt with original maturities of 90 days or less.
          “Net decrease in capital lease obligations” only reflects gross payments made with respect to our capital lease obligations. We will modify this description in future filings to clarify that the amount presented only reflects gross payments.
          In future filings we will present “Advances (to) from GATX Corporation” on a gross basis.

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
Form 10-K
Year-Ended December 31, 2005
File No. 001-08319
Comment No. 4
          We note your presentation of cash flows of discontinued operations at the bottom of the statements of cash flows. Please revise your presentation in future filings to include the cash flows of discontinued operations as an operating activity, investing activity, or financing activity, as applicable. Also, please revise your statements of cash flows to present in a manner that reconciles beginning and ending cash and cash equivalents by stating the total cash and cash equivalents at the beginning and end of the year. Additionally, information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period (noncash transactions) shall be reported in related disclosures. See paragraph 26, 29 and 32 of SFAS No. 95 and SEC Speech from the 33rd Annual AICPA National Conference on current SEC and PCAOB Developments held on December 5-7, 2005.
Response No. 4
          As part of our preparation of the 2005 financial statements we considered the guidance provided in the SEC speech at the 33rd Annual AICPA National Conference on current SEC and PCAOB Developments (held December 5-7, 2005) and presented cash flows from discontinued operations in one of the alternative formats deemed appropriate by the staff: “Identify cash flows from discontinued operations for each category and present them separately from cash flows from continuing operations (i.e. present them in a separate section including cash flows from operating, investing and financing activities).” As a result, we believe our reporting was appropriate. In addition, we desire to prepare future filings on a similar basis as we believe disaggregating discontinued operations from continuing operations provides the user with a more relevant presentation of cash flows.
          We agree with your observations regarding the reconciliation of beginning and ending cash and cash equivalents as well as the reporting of non-cash activity. We will revise future filings to incorporate these requirements.

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
Form 10-K
Year-Ended December 31, 2005
File No. 001-08319
Comment No. 5
          We note your disclosure that marine operating revenue is recognized as shipping services are performed and revenue is allocated among reporting periods based on the relative transit time in each reporting period for shipments in process at any month end. Please tell us when expenses are recognized for shipping services. If you recognize expenses other than as the expenses are incurred, please tell us why you believe your accounting policy is appropriate. See EITF 91-9.
Response No. 5
          “Marine operations” is comprised solely of the business of American Steamship Company (ASC), a wholly owned subsidiary of GFC. ASC owns and operates a fleet of self-unloading vessels on the Great Lakes. The “sailing season” for ASC is primarily dependent on sailing conditions on the lakes, which are particularly affected by the formation of ice, and generally runs from April 1st to December 31st.
          ASC classifies expenses as either direct or indirect. Direct expenses consist primarily of crewing costs, fuel, tugs, vessel supplies, running repairs and insurance costs, and are recognized as incurred. Indirect expenses consist of repairs and maintenance, depreciation, interest and SG&A. Indirect expenses incurred prior to the beginning of the sailing season are deferred and amortized ratably over the subsequent sailing season, April 1st through December 31st. Indirect expenses incurred during the sailing season are recognized as incurred.
          Our policy for deferring indirect expenses incurred prior to the sailing season is based upon the accounting guidance provided by APB 28, Interim Financial Reporting, specifically paragraphs 15, 15a, 16 and 16a. We believe this policy for expense recognition for indirect costs is preferable to the “as incurred” methodology because ASC’s operating cycle is less than a full year. In particular, this method provides a better matching of applicable expenses against related revenue as well as improved comparability across interim periods. For example, vessel maintenance and repairs are in large part performed when the fleet is in “lay up” status, i.e. during the winter months when the vessels are not operating. We believe recognizing these expenses during the period when the vessels are not operating and not generating revenue distorts interim financial results. Likewise, if during the sailing season (April 1st through December 31st), interim results are reported without inclusion of lay-up maintenance and repairs, we believe the profitability of ASC’s operations is potentially overstated. We note for the benefit of the staff that full year results are the same using either methodology. In future filings, we will disclose ASC’s expense recognition methodology in more detail in our Significant Accounting Policies.

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
Form 10-K
Year-Ended December 31, 2005
File No. 001-08319
Comment No. 6
          We note your disclosure that you have ownership interests in certain investments that are considered VIEs in which you do not believe you are the primary beneficiary. Please tell us, and disclose in future filings, the nature of your involvement with the variable interest entity and when that involvement began, and the nature, purpose, size, and activities of the variable interest entity. See paragraph 24 of FIN 46(R).
Response No. 6
          Upon adoption of FIN 46(R) in 2003, GFC performed a comprehensive analysis of its investments for the application of FIN 46(R). This analysis focused on GFC’s investments in affiliated companies but also included other investments that may have had VIE characteristics. GFC continues to evaluate new investments for the application of FIN46(R) and regularly reviews all existing VIE’s in connection with any reconsideration events as defined in FIN 45(R) that may result in GFC becoming the primary beneficiary. See Exhibit 1 for a summary of supplemental information related to GFC’s investments classified as VIE’s.
          In future filings, we will include additional disclosures regarding VIE’s in the notes to the financial statements.

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
Form 10-K
Year-Ended December 31, 2005
File No. 001-08319
Comment No. 7
          We note that as of December 31, 2005 and 2004 you had $9.3 and $13.8, respectively, of impaired loans for which you have recorded an allowance for possible losses of $2.7 million and $5.7 million, respectively. In future filings, please include disclosure of the amount of the impaired loans for which there is a related allowance for credit losses and the amount of that allowance, and the amount of the impaired loans for which there is no related allowance for credit losses. Also, please disclose the related amount, if any, of interest income recognized during the time within that period that the loans were impaired. See paragraphs 6 and 24 of SFAS No. 118.
Response No. 7
          We agree. In future filings, we will disclose the amount of impaired loans for which there is a related allowance for credit losses and the amount of that allowance, and the amount of impaired loans for which there is no related allowance for credit losses, if material. In addition, we will disclose the related amount, if any, of interest income recognized during the time within that period that the loans were impaired, if material.

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
Form 10-K
Year-Ended December 31, 2005
File No. 001-08319
Comment No. 8
          We note that although your investments in affiliated companies contribute significantly to your results of operations, you have not provided separate financial statements for any of those investments. Please provide us your analysis of the significance of your investments in affiliated companies that was performed in order to determine compliance with the requirements of Rule 3-09 of Regulation S-X.
Response No. 8
          GFC has ownership interests in a number of affiliated companies and joint ventures. Annually, the Company analyzes the significance of these investments in accordance with Rule 3-09 of Regulation S-X. See analysis attached on Exhibit 2. Based on this review, none of the investments required the inclusion of separate financial statements.

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
Form 10-K
Year-Ended December 31, 2005
File No. 001-08319
Comment No. 9
          We note from the disclosure provided in Note 14 that the Company’s financial statements include pension and post-retirement benefit costs which are allocated to the Company by its parent. Please tell us and clarify in the notes to the financial statements whether the Company’s financial statements include any other costs that have been allocated to it by its parent. If so, please revise the notes to the Company’s financial statements to disclose the amount of costs allocated to the Company by its parent during each period present along with an explanation of the method or methods used to allocate these costs and a representation by the Company’s management that the methods used to allocate costs are reasonable. Additionally, if practicable, please provide an estimate by management of the amount of costs that would have been incurred had the Company operated as a stand alone entity during the periods presented.
Response No. 9
          GATX, the parent company of GFC, allocates to GFC an estimate of various corporate costs incurred on its behalf. These costs include direct expenses that are clearly applicable to GFC as well as an allocation of expenses that relate to administration and support activities performed at the corporate office. Directly attributable expenses include occupancy, insurance, pension / OPEB, employee group insurance, savings plan benefits and share based compensation. These expenses are allocated based on specific identification if available, or otherwise readily available measures such as square footage for occupancy or headcount for employee related programs. Administration and support includes services such as information technology, human resources, employee benefits, risk management, legal, and tax. Generally, these amounts are allocated based on an estimate of corporate resources utilized by GFC. The method of allocation in these instances may vary depending on the services provided, and may include a proportional method, incremental cost method or other methodology as applicable. The total amounts allocated to GFC were $50.7 million, $55.6 million, and $33.1 million for 2005, 2004 and 2003, respectively. The Company’s management believes this allocation methodology to be reasonable.
          The amount of costs that would have been incurred had GFC operated as a stand alone entity is highly judgmental. However, based on the methodology outlined above, management believes that under similar facts and circumstances, actual expenses incurred would not be materially different from amounts allocated.
          In future filings we will provide additional disclosure in the notes to the financial statements with respect to parent company expenses allocated to GFC.

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
Form 10-K
Year-Ended December 31, 2005
File No. 001-08319
Comment No. 10
          We note the disclosure in Note 15 indicating that the Company and its subsidiaries have been named as defendants or co-defendants in cases alleging injury related to asbestos and that are seeking damages based on common law, statutory or premises liability or for liability under the Jones Act. Please revise future filings to include disaggregated disclosures that include the number of claims filed for each period presented, the number of claims dismissed, settled or resolved each period and the average settlement amount per claim. Your revised disclosures should also address historical trends in these amounts and their reasonably likely effects on operating results and liquidity. Refer to the guidance outlined in SAB Topic 5:Y, question 3.
Response No. 10
          We agree. We will revise future filings to include disaggregated disclosures regarding asbestos related claims, if material. Specifically, we will disclose relevant information including claims history and settlement activity, as well as historical trends and their reasonably likely effects on operations and liquidity, if material.

Exhibit 1
GATX Financial Corporation
Schedule of VIE’s
As of December 31, 2005
(in millions)

	Date
	Involvement		Nature of Business /		Recorded	Max Loss
Entity Name	Began	Nature of Involvement	Purpose	Activities	Investment	Exposure

GATX/NLC Rail Partners	09/30/94	Equity Investment	Railcar Lessor	Operating Lessor (a)	$2.1	$29.4

Societe Nationale	06/30/99	Beneficial Interest in trust	Lev lease of TGV trains in France	Lev lease investment	34.7	34.7

Tranzrail	07/01/02	Leveraged Lease	Lev Lease of railcars in NZ	Lev lease investment	18.5	18.5

PBG Capital Partners	11/01/97	Equity Investment	Equipment Finance Provider	Dir Finance Lessor	28.9	28.9

CL Power Sales Entities	03/01/01	Equity Investment	Wholesale power provider	Commodity risk mgmt	2.4	2.4

Basin Electric	10/31/02	Partnership	Lev Lease of walking dragline	Lev lease investment	5.9	5.9

Accor S.A.	12/15/99	Leveraged Lease	Lev Lease of 6 Hotels	Lev lease investment	7.9	7.9

Accor S.A.	12/15/99	Leveraged Lease	Lev Lease of 8 Hotels	Lev lease investment	4.8	4.8

Klinikum Cheminitz Gmbh	12/16/98	Beneficial Interest in trust	Lev lease of hospital property	Lev lease investment	45.9	45.9

Touax SA	02/22/02	Beneficial Interest in trust	Lessor of containers and railcars	Lev lease investment	20.9	20.9

GMR Aviation	07/23/98	Equity Investment	Commercial Aircraft Lessor	Operating Lessor	3.0	3.0

Rolls-Royce Omega Partners	12/01/98	Equity Investment	Aircraft Engine Lessor	Operating Lessor	5.6	5.6

East 2000	08/14/00	Equity Investment	Securitization of Lease rents	Aircraft Lessor	—	—

Alaska Airlines	07/26/02	Leveraged Lease	Lev lease of one aircraft	Lev lease investment	6.2	6.2

Alaska Airlines	07/26/02	Leveraged Lease	Lev lease of one aircraft	Lev lease investment	6.2	6.2

Alster & Thames Partners	04/19/05	Equity Investment	Commercial Aircraft Lessor	Operating Lessor	15.6	15.6

					$208.5	$235.7

(a) Affiliate partners are co-guarantors of underlying operating lease payments.

Exhibit 2-2005
GATX Financial Corporation
2005 Test — Significant Subsidiary
(in millions)

		Pre-Tax
		Earnings		Inv.
	Pre-Tax	as % of Adj.	Inv. In	% of Total	Proport. Share	% of Total
Entity Name	Earnings	Avg. Inc. (1)	Affiliate	Assets	of Assets	Assets
AAE Cargo	10.6	8.5%	71.9	1.3%	399.4	7.2%
Bonafacio	(0.6)	-0.5%	—	0.0%	—	0.0%
Southern Capital Corp	6.9	5.5%	25.7	0.5%	54.8	1.0%
GATX/NLC Rail Partners	(0.6)	-0.5%	2.1	0.0%	2.1	0.0%
CL Air	(26.5)	-17.5%	62.8	1.1%	81.2	1.5%
GATX A321 Partners	0.3	0.2%	12.1	0.2%	60.0	1.1%
GATX 737-800 Partners	4.0	3.2%	60.9	1.1%	85.6	1.5%
GATX 737NG Partners	1.5	1.2%	30.5	0.6%	56.7	1.0%
GATX 737-800 Partners III	1.5	1.2%	34.0	0.6%	50.1	0.9%
Blue Dragon	4.6	3.7%	38.5	0.7%	53.6	1.0%
CALJET LLC	1.9	1.5%	13.2	0.2%	19.5	0.4%
GMR Aviation	0.1	0.1%	3.0	0.1%	12.3	0.2%
Rolls Royce Group	16.7	13.4%	25.5	0.5%	598.8	10.8%
757 Partners	0.5	0.4%	16.0	0.3%	16.4	0.3%
GATX Flightlease	(2.8)	-2.2%	6.0	0.1%	6.0	0.1%
Pembroke Group	(7.3)	-5.5%	—	0.0%	216.3	3.9%
Javelin Leasing Ltd	5.8	4.7%	42.6	0.8%	56.7	1.0%
ATP Ltd	3.3	2.6%	60.3	1.1%	79.1	1.4%
Buckingham Partners	(2.3)	-1.8%	3.6	0.1%	16.8	0.3%
Cardinal Marine	13.8	11.1%	42.9	0.8%	103.4	1.9%
PBG Capital Partners	(4.4)	-3.4%	28.9	0.5%	98.7	1.8%
GARM PLC	6.1	4.9%	10.1	0.2%	17.6	0.3%
Somergas Ltd.	10.9	8.7%	27.0	0.5%	68.1	1.2%
BP/Amoco/AIG	5.1	4.1%	1.3	0.0%	11.7	0.2%
Clipper Group	11.1	8.9%	46.0	0.8%	79.4	1.4%
CL Powers	0.7	0.6%	2.4	0.0%	25.1	0.5%

	60.9		667.3

Income from continuing operations befores taxes & cumulative effect of accounting change:

2005	66.8
2004	319.9
2003	141.2
2002	87.6
2001	8.1
5-Year Average (2)	124.7

Total Assets as of 12/31/05	5,525.8

1)	Adjusted average income represents income adjusted to exclude the effect of a net loss recorded by a tested subsidiary

2)	An average income is used for purposes of the computation since 2005 actual income is lower than 10% of the average of the income for the last five years

Exhibit 2-2004
GATX Financial Corporation
2004 Test — Significant Subsidiary
(in millions)

		Pre-Tax
		Earnings
	Pre-Tax	as % of	Inv. In	% of Total	Proport. Share	% of Total
Entity Name	Earnings	Adj. Income (1)	Affiliate	Assets	of Assets	Assets
AAE Cargo	8.3	2.6%	70.5	1.2%	403.9	6.8%
Bonafacio	(0.1)	0.0%	2.5	0.0%	3.0	0.1%
Southern Capital Corp	6.1	1.9%	27.5	0.5%	58.0	1.0%
GATX/NLC Rail Partners	(0.4)	-0.1%	2.0	0.0%	2.0	0.0%
LLP, LLC	2.7	0.8%	—	0.0%	—	0.0%
CL Air	(0.5)	-0.2%	98.6	1.7%	123.0	2.1%
GATX A321 Partners	(1.8)	-0.6%	10.1	0.2%	57.9	1.0%
GATX 737-800 Partners	3.6	1.1%	62.6	1.1%	87.4	1.5%
GATX 737NG Partners	1.1	0.3%	30.5	0.5%	57.9	1.0%
GATX 737-800 Partners III	0.9	0.3%	34.7	0.6%	51.1	0.9%
Blue Dragon	4.2	1.3%	31.3	0.5%	51.0	0.9%
CALJET LLC	2.1	0.7%	14.8	0.3%	26.8	0.5%
GMR Aviation	0.5	0.2%	2.4	0.0%	12.8	0.2%
Rolls Royce Group	15.1	4.7%	25.1	0.4%	566.0	9.6%
757 Partners	1.3	0.4%	17.7	0.3%	18.1	0.3%
GATX Flightlease	0.2	0.1%	9.6	0.2%	10.4	0.2%
Pembroke Group	(2.1)	-0.7%	63.3	1.1%	286.0	4.8%
Javelin Leasing Ltd	1.7	0.5%	73.1	1.2%	59.2	1.0%
Cardinal Marine	9.3	2.9%	41.0	0.7%	99.0	1.7%
PBG Capital Partners	(0.1)	0.0%	41.3	0.7%	122.8	2.1%
GARM PLC	2.4	0.8%	10.3	0.2%	16.4	0.3%
Somergas Ltd.	1.3	0.4%	31.2	0.5%	67.2	1.1%
Air Liquide	0.2	0.1%	—	0.0%	—	0.5%
BP/Amoco/AIG	1.7	0.5%	1.1	0.0%	28.2	0.6%
Clipper Group	8.1	2.5%	14.8	0.3%	37.05	0.6%
CL Powers	(1.1)	-0.3%	2.6	0.0%	26.7	0.5%
GTI Telecom	0.5	0.2%	—	0.0%	0.1	0.0%

	65.2		718.6

Income from continuing operations befores taxes & cumulative effect of accounting change:

2004	319.9
2003	141.2
2002	87.6
2001	8.1
2000	101.9
5-Year Average (2)	131.7

Total Assets as of 12/31/2004	5,901.0

1)	Adjusted income represents income adjusted to exclude the effect of a net loss recorded by a tested subsidiary

2)	An average income is presented however 2004 income was used in the computation

Exhibit 2-2003
GATX Financial Corporation
2003 Test — Significant Subsidiary
(in millions)

		Pre-Tax
		Earnings
	Pre-Tax	as % of	Inv. In	% of Total	Prop. Share	% of Total
Entity Name	Earnings	Adj. Income (1)	Affiliate	Assets	of Assets	Assets
AAE Cargo	6.6	5%	56.8	0.9%	358.5	5.6%
Bonafacio	0.1	0%	2.8	0.0%	2.4	0.0%
Southern Capital Corp	2.0	1%	26.2	0.4%	66.3	1.0%
LLP, LLC	2.3	2%	53.6	0.8%	57.1	0.9%
GATX/NLC Rail Partners	1.4	1%	1.5	0.0%	0.8	0.0%
CL Air	0.4	0%	106.6	1.7%	126.4	2.0%
GATX A321 Partners	(1.5)	-1%	9.7	0.2%	59.8	0.9%
GATX 737-800 Partners	5.0	4%	64.6	1.0%	89.5	1.4%
GATX 737NG Partners	1.0	1%	30.7	0.5%	59.2	0.9%
GATX 737-800 Partners III	0.9	1%	35.5	0.6%	52.4	0.8%
Blue Dragon	3.7	3%	27.1	0.4%	53.4	0.8%
CALJET LLC	1.8	1%	12.8	0.2%	31.6	0.5%
GMR Aviation	0.4	0%	2.3	0.0%	12.8	0.2%
Rolls Royce Group	14.1	10%	23.6	0.4%	511.7	8.0%
757 Partners	1.1	1%	18.6	0.3%	18.8	0.3%
GATX Flightlease	0.1	0%	10.1	0.2%	10.9	0.2%
Pembroke Group	3.5	2%	65.3	1.0%	418.7	6.6%
Javelin Leasing Ltd	1.2	1%	78.0	1.2%	62.9	1.0%
GTI Telecom	2.8	2%	6.0	0.1%	6.0	0.1%
Cardinal Marine	6.3	4%	36.8	0.6%	99.0	1.6%
AMA Shipping	2.5	2%	—	0.0%	—	0.0%
PBG Capital Partners	1.0	1%	70.3	1.1%	161.5	2.5%
CB Richards	3.8	3%	—	0.0%	—	0.0%
GARM PLC	2.0	1%	8.0	0.1%	18.9	0.3%
Somergas Ltd.	(1.1)	-1%	31.9	0.5%	68.6	1.1%
Air Liquide	0.8	1%	54.8	0.9%	55.9	0.9%
BP/Amoco/AIG	1.7	1%	(0.5)	0.0%	33.3	0.5%
Clipper Group	2.1	1%	9.7	0.2%	30.3	0.5%
CL Powers	0.8	1%	4.8	0.1%	62.7	1.0%

	66.8		847.6

Income from continuing operations befores taxes & cumulative effect of accounting change:

2003	141.2
2002	87.6
2001	8.1
2000	101.9
1999	257.2
5-Year Average (2)	119.2

Total Assets as of 12/31/03	6,369.1

1)	Adjusted income represents income adjusted to exclude the effect of a net loss recorded by a tested subsidiary

2)	An average income is presented however 2003 income was used in the computation